Filed by Udemy, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Udemy, Inc.
Commission File No.: 001-40956

The following communications were made available to Udemy instructors on February 18, 2026.

Hello Instructors,

As part of our ongoing effort to keep you informed following the announcement of the planned combination of Coursera and Udemy, we’re sharing a short video message from Coursera CEO Greg Hart.

In the video, Greg speaks directly to the community about the broader vision behind the planned combination, the importance of creator expertise and the open marketplace, and how he’s thinking about the future - while also reinforcing that both Udemy and Coursera continue to operate as separate companies until the transaction closes.

We remain committed to sharing updates as appropriate and to operating with clarity and transparency throughout the process.

Thank you for the expertise and impact you bring to learners around the world.

— The Udemy Team

* * *

Hi everyone,

As part of our efforts to keep everyone informed and excited about the combination of Udemy and Coursera, I am happy to share this short video message from Coursera CEO Greg Hart.

Please watch the video here.

In this video, hear Greg’s thoughts directly relevant to the instructor community covering:
•The broader industry context and why skills development matters more than ever
•The role of expert-led instruction across the ecosystem
•The importance of creator expertise as a foundation of learner impact
•The principles guiding how we’re approaching the process

Greg also reiterates that integration planning is underway, and that both Udemy and Coursera continue to operate as separate companies unless and until the transaction closes.

As always, we’ll continue to communicate as appropriate throughout this process. We appreciate the thoughtful dialogue across the community.

Thank you for everything you do for learners.
— Zane

For additional important information about the combination, please read this link: udemy-combines-with-coursera/legends

The above-referenced communications included a video presentation by Greg Hart, Chief Executive Officer of Coursera, Inc. A transcript of that video presentation follows.

Hello Udemy instructors,

I’m Greg Hart, CEO of Coursera. Many of you may be hearing from me for the first time, and I wanted to take a few minutes to speak with you directly.

Over the past few weeks, I’ve seen many of your comments and questions about the planned combination of Coursera and Udemy. I’ve seen cautious optimism, curiosity, excitement, and some questions and uncertainty. That mix of reactions is completely understandable. When there is change at this scale, people want clarity about what it means for their work and for their future.

So let me start with the bigger picture.

We are in a moment where the nature of work is changing quickly. New technologies, especially AI, are reshaping what people need to know, how they apply skills, and how often they need to learn something new. That makes practical, career-relevant learning more important than ever. It also makes learning models that can evolve quickly and reflect real-world expertise incredibly valuable.

That shift is a big part of why we see opportunity in bringing Coursera and Udemy together. At a time when learners need more ways to build meaningful skills, different forms of expertise and different teaching models all play an essential role.

And Udemy brings something distinctive to the learning landscape. The Udemy brand signals expert-led, real-world instruction designed to help learners apply skills in practice. Learners come to Udemy to learn from people who are actively working in their fields and teaching skills that can be applied right away. That identity matters, and it is core to why Udemy is trusted by millions of learners.

Just as important is the open marketplace model that you power. You make it possible for relevant, up-to-date courses to be created based on real experience. This model has proven to be a very effective way to deliver high-quality, practitioner-driven learning at global scale. You, and the ecosystem you have built, are a meaningful part of the value we see in the future combined company.

Coursera and Udemy have developed different but complementary strengths, and I think that is part of why they fit together so well. Udemy has built a powerful system around expert practitioner-led instruction through an open marketplace. Coursera has deep experience working with universities and industry partners to create structured learning pathways and programs.

These approaches serve a wide range of learner needs, at different moments in a person’s life. Someone might come to Udemy to quickly learn a practical skill from a working expert, and at another point pursue a longer, more structured program from a university. Together, these models can create a more complete experience for learners than any single approach alone. Over time, product and platform innovation can help extend the reach of great teaching, connect creators with more learners across consumer and enterprise audiences, and introduce new learning experiences that support how people build skills today. Our shared resources will help accelerate the pace at which we can develop new tools and pedagogical practices to amplify your expertise and impact on your learners.

I also want to be clear about how we are approaching the future. We are still early in the process, and there are limits to what we can share before the transaction closes. So rather than make specific commitments, I want to speak in terms of principles.

•We believe creator expertise is the foundation of learner transformation.
•We believe different learning models serve different learner needs, and both marketplaces and structured programs are essential.
•We believe innovation, including AI, should expand and elevate creator impact.
•And we believe trust and clarity with creators and learners are non-negotiable.

For now, the focus remains on serving learners as we all do today. Integration planning is underway, but integration itself will not begin unless and until the transaction closes. Until then, both Udemy and Coursera continue to operate as separate companies.

Thank you for the expertise you share with learners around the world. This expertise, your craft as educators, and the real-world impact of what you teach are at the heart of what makes Udemy special, and they remain central to how we think about the future.

Thank you again.

Cautionary Note Regarding Forward-Looking Statements
This communication relates to a proposed business combination transaction (the “business combination”) between Udemy, Inc. (“Udemy”) and Coursera, Inc. (“Coursera”). This communication contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the business combination and the outlook for Coursera’s and Udemy’s results of operations and financial condition (including potential synergies) following the business combination. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Coursera or Udemy stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition, risks related to online learning solutions and risks related to our AI innovations and AI generally; risks related to the business combination, including the effect of the announcement of the business combination on the ability of Coursera or Udemy to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Coursera or Udemy do business, or on Coursera’s or Udemy’s operating results and business generally; risks that the business combination disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the business combination; the outcome of any legal proceedings related to the business combination; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability to successfully integrate Coursera’s and Udemy’s operations and business on a timely basis or otherwise in accordance with the standards and obligations applicable to the combined company as a public benefit corporation and as a B Corp.; Coursera’s and Udemy’s ability to implement our plans, forecasts and other expectations with respect to the combined company’s business after the completion of the transaction and realize expected synergies and other benefits of the combination within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the proposed combination; fluctuations in the prices of Coursera or Udemy stock; and potential business disruptions following the business combination. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Coursera’s and Udemy’s respective periodic reports and other filings with the SEC, including the risk factors identified in Coursera’s and Udemy’s most recent Quarterly Reports on Form 10-Q, Coursera’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm) and Udemy’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm), under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof, and are based on the current beliefs of Coursera and Udemy as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Coursera nor Udemy undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law.
The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Business Combination and Where to Find It
In connection with the business combination, Coursera intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coursera and Udemy and that also constitutes a prospectus of Coursera. Each of Coursera and Udemy may also file other relevant documents with the SEC regarding the business combination. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Coursera or Udemy may file with the SEC. The definitive joint proxy statement/prospectus will be mailed to stockholders of Coursera and Udemy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR

SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other documents containing important information about Coursera, Udemy and the business combination, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Coursera will be available online free of charge on Coursera’s website at https://investor.coursera.com or by contacting Coursera’s Investor Relations department at ir@coursera.org. Copies of the documents filed with the SEC by Udemy will be available online free of charge on Udemy’s website at https://investors.udemy.com or by contacting Udemy’s Investor Relations department at ir@udemy.com.

Participants in the Merger Solicitation
Coursera, Udemy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coursera, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Coursera’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “CEO Pay Ratio,” “Pay Versus Performance,” “Non-Employee Director Compensation,” “Certain Relationships and Related Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on March 31, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000026/cour-20250331.htm, and Coursera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” which was filed with the SEC on February 24, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm. To the extent holdings of Coursera’s securities by its directors or executive officers have changed since the amounts set forth in Coursera’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1651562&owner=exclude. Information about the directors and executive officers of Udemy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Udemy’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Director Compensation,” “Our Executive Officers,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Grants of Plan-Based Awards in 2024,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on April 25, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000046/ude-20250422.htm, and Udemy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, which was filed with the SEC on February 19, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm. To the extent holdings of Udemy’s securities by its directors or executive officers have changed since the amounts set forth in Udemy’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial

Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1607939&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Coursera or Udemy using the sources indicated above.